EXHIBIT 99.60

April 8, 2011	News Release 11-13

Pretivm Announces Closing of Secondary Offering

Vancouver, British Columbia (April 8, 2011; TSX: PVG) – Pretium Resources Inc. (“Pretivm”) announces today that the previously announced secondary offering (the “Secondary Offering”) by its principal shareholder, Silver Standard Resources Inc. (“Silver Standard”) has completed and included the exercise in full of the over-allotment option granted to the syndicate of underwriters.  The Secondary Offering consisted of an aggregate of 11,500,000 units at a price of $10.00 per unit for gross proceeds to Silver Standard of $115,000,000.  Each unit consists of one common share of Pretivm owned by Silver Standard and one-half of one common share purchase warrant of Pretivm, with each whole warrant exercisable to purchase one common share of Pretivm owned by Silver Standard at a price of $12.50 per share for a period of 12 months following closing of the Secondary Offering.

With the closing of the Secondary Offering, Silver Standard has reduced its share position from 42.31% to approximately 28.86% of Pretivm’s total issued and outstanding shares.  Silver Standard now holds 24,663,333 Pretivm shares, prior to any exercise of the warrants.  Assuming all of the 5,750,000 warrants are exercised, Silver Standard’s share position will be reduced to 22.13% of Pretivm’s issued and outstanding shares.

The warrants issued by Pretivm under the Secondary Offering are expected to commence trading on the Toronto Stock Exchange at the opening of markets today under the symbol “PVG-WT”.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release shall not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Pretivm
Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. We are advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of indicated gold resources.

For further information, please contact:

Robert Quartermain	Michelle Romero
Chief Executive Officer and President	Investor Relations Director

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
Tel: 604.558.1784
Fax: 604.558.4784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's preliminary short-form prospectus dated March 23, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.
The TSX has neither approved nor disapproved of the information contained herein.